IMPERIAL

6 June 2006

82-1257

SUPPL

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Int'l Ltd

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcements which were lodged with the Australian Stock Exchange Limited.

- Natural Gas Development Update – Carrolltown Project lodged on 6 June 2006
- Results of Company General Meeting lodged on 6 June 2006

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

dw 6/19

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/06/2006

TIME: 14:38:17

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Natural Gas Development Update Carrolltown Project

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

6 June 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: NATURAL GAS DEVELOPMENT UPDATE
CARROLLTOWN PROJECT
Appalachian Basin, Pennsylvania, USA

The Directors of Imperial One Limited, ("Imperial") are pleased to announce that the joint venture has completed the gas collection network for the first five wells of the initial ten well program. The joint venture is now waiting on completion of the natural gas sales contract with Dominion Peoples Gas Company, which is expected within the week.

Preliminary testing for the first 5 wells indicates that the potential recoverable gas reserves are in excess of a typical Pennsylvanian Upper Devonian series natural gas producing well, and can be summarised as follows:

- Open flow rates after fracture stimulation of at least 235 mcf per 24 hour period (4.5 inch OD casing) for each well;
- Average Shut-in Rock Pressure of around 1,100 psig;
- Average estimated recoverable reserves of 380,000 mcf per well.

More accurate flow data will become available once the wells have been on line for at least a 3 to 6 month period.

Further technical information will be available for the second 5 wells towards the end of June 2006 following the fracture stimulation over the next week of wells 9 & 10.

Joint Venture

Imperial's joint venture participation is as follows:

Working Interest:	75%.
Net Revenue interest:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, PA.
Cost per well	US$250,000, to drill, complete and connect to the collection and distribution network.

The Carrolltown Project offers a low-cost, low risk opportunity to participate in a natural gas development program, with sufficient acreage for the drilling of over 100 wells. Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Stage 2 – Second 10 well development program

The joint venture has completed the identification of the next 10 locations for the continuation of the natural gas development program. Each of the new locations is within geological vicinity of the initial 10 well program.

The drilling program for the first of the 5 wells of the Stage 2 program is expected to commence towards the end of June 2006 and is subject to the availability of drilling rigs.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. ANR will invest 25% of the capital in the development program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Reasons for this high rate of drilling activity lie in the characteristics of Appalachian Basin gas development.

Yours faithfully

Bruce McLeod
Chairman

The Recoverable Gas Reserves data supplied in this Report has been provided to ANR by Allegheny Wireline Services Inc. ("Allegheny"), a company qualified to provide a technical assessment. All interpretations supplied by Allegheny are opinions based on inferences from electrical or other measurements.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/06/2006

TIME: 10:13:40

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Meeting

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

6 June 2006

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: PROCEEDINGS AT GENERAL MEETING

As required by Section 251AA(2) of the Corporations Act, the following statistics are provided in respect of each resolution dealt with at today's general meeting of members of the Company.

Resolution 1 – Special resolution to amend the constitution of the Company.

Proxy votes were directed as follows:

For the motion:	435,267,878
Against the motion:	367,845
Abstain from voting:	100,000

The special resolution to amend the constitution of the Company was carried at a show of hands.

Resolution 2 – Special resolution to change the name of the Company to "Imperial Corporation Limited".

Proxy votes were directed as follows:

For the motion:	435,582,878
Against the motion:	107,845
Abstain from voting:	45,000

The special resolution to change the name of the Company to Imperial Corporation Limited was carried at a show of hands.

Resolution 3 – Ordinary resolution to approve the issue of convertible notes and up to 150,000,000 share that may be issued on conversion of the convertible notes.

Proxy votes were directed as follows:

For the motion:	372,565,162
Against the motion:	102,845
Abstain from voting:	63,067,716

The ordinary resolution to approve the issue of convertible notes was carried on a show of hands.

Yours faithfully

D L Hughes
Secretary